Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022. It is a holding company with no business operation.

The Company conducts its primary operations, which are provision of wet trades works, through its indirectly wholly owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, which are incorporated and domiciled in Hong Kong SAR. They are wholly owned subsidiary of MS (HK) Construction Engineering Limited which was incorporated and is domiciled in British Virgin Islands.

Summary of Results of Operations

Financial Results For The Six Months Ended September 30, 2025

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,		Changes
	2025	2024	Amount	%
	(Unaudited)	(Unaudited)
	US$	US$	US$
Revenue	8,431,393	17,408,116	(8,976,723)	(51.6)%
Cost of revenue	(11,201,353)	(15,009,261)	3,807,908	(25.4)%
Gross (loss) profit	(2,769,960)	2,398,855	(5,168,815)	(215.5)%

Operating expenses
General and administrative expenses	(975,020)	(995,737)	20,717	(2.1)%
Total operating expenses	(975,020)	(995,737)	20,717	(2.1)%

(Loss) Income from operations	(3,744,980)	1,403,118	(5,148,098)	(366.9)%
Other income (expense)
Interest expense, net	(175,854)	(221,609)	45,755	(20.6)%
Other income	14,743	398	14,345	3,604.3%
Total other (expense) income, net	(161,111)	(221,211)	60,100	(27.2)%

(Loss) Income before tax expense	(3,906,091)	1,181,907	(5,087,998)	(430.5)%
Income tax benefit (expense)	301,553	(197,358)	498,911	(252.8)%
Net (loss) income and total comprehensive (expense) income	(3,604,538)	984,549	(4,589,087)	(466.1)%

Revenue

Revenue decreased by 51.6% from US$17,408,116 for the six months ended September 30, 2024 to US$8,431,393 for the six months ended September 30, 2025. The decrease was primarily due to most of the contract works were completed for the year ended March 31, 2025.

Cost of revenue

Cost of revenue decreased by 25.4% from US$15,009,261 for the six months ended September 30, 2024 to US$11,201,353 for the six months ended September 30, 2025. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

The gross loss was US$2,769,960 for the six months ended September 30, 2025, as compared to the gross profit of US$2,398,855 for the six ended September, 2024, a decrease of US$5,168,815, or 215.5%.

The decrease in gross profit was mainly attributable to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer; and (b) unexpected delays in site instructions have led to cost overruns during the six months ended September 30, 2025 and additional work being required to meet project specifications.

General and administrative expenses

General and administrative expenses decreased by 2.1% from US$995,737 for the six months ended September 30, 2024 to US$975,020 for the six months ended September 30, 2025. The decrease was mainly due to decrease in staff costs.

Other income (expense)

Other income (expense) decreased by 27.2% from US$221,211 for the six months ended September 30, 2024 to US$161,111 for the six months ended September 30, 2025. The decrease was mainly due to decrease in interests of bank and other borrowings.

Income tax benefit (expense)

Income tax expense decreased by 252.8% from US$197,358 for the six months ended September 30, 2024 to income tax benefit of US$301,553 for the six months ended September 30, 2025. The decrease was mainly due to decrease in income before tax expense.

Net (loss) income and total comprehensive (expense) income

Net income and total comprehensive income decreased by 466.1% from US$984,549 for the six months ended September 30, 2024 to net loss and total comprehensive expense of US$3,604,538 for the six months ended September 30, 2025. The decrease was mainly due to the gross loss suffered.

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2025	2024
	US$	US$

Assets
Current assets
Cash and cash equivalents	590,918	249,923
Accounts receivable, net	1,878,096	4,222,982
Contract assets	1,546,303	5,304,061
Deposits, prepayments and other current assets	22,341	483,864
Total current assets	4,037,658	10,260,830

Non-current assets
Property and equipment, net	1,092,861	1,132,422
Right-of-use assets – finance lease	113,919	147,967
Life insurance policy, cash surrender value	167,224	167,224
Contract assets	2,288,277	1,636,414
Deferred tax assets	78,347	79,426
Total non-current assets	3,740,628	3,163,453

Total assets	7,778,286	13,424,283

Current liabilities
Accounts payable	2,654,302	3,964,976
Bank and other borrowings	2,554,654	4,761,434
Finance lease liabilities	63,460	66,150
Accrued expenses and other current liabilities	11,282	412,470
Income tax payable	321,445	321,445
Total current liabilities	5,605,143	9,526,475

Non-current liabilities
Bank and other borrowings	4,777,412	2,865,484
Finance lease liabilities	16,288	48,345
Total non-current liabilities	4,793,700	2,913,829

Total liabilities	10,398,843	12,440,304

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 and 12,975,000 shares issued and outstanding, as of September 30, 2025 and March 31, 2025, respectively	6,488	6,488
Additional paid in capital	6,819,954	6,819,954
Retained earnings	(9,447,001)	(5,842,463)
Total shareholders’ equity	(2,620,559)	983,979

Total liabilities and shareholders’ equity	7,778,284	13,424,283

Cash and cash equivalents

Cash and cash equivalents increased from US$249,923 as of March 31, 2025 to US$590,918 as of September 30, 2025. The increase was mainly resulted from our business operations as well as the repayments and proceeds from bank and other borrowings.

Accounts receivable, net

Accounts receivable, net decreased from USS$4,222,982 as of March 31, 2025 to US$1,878,096 as of September 30, 2025. The decrease was mainly due to the different credit periods granted by us to different customers and the fluctuation of the amounts we received from different customers as of the respective reporting dates.

Contract assets

Contract assets changed from US$6,940,475 as of March 31, 2025 to US$3,834,580 as of September 30, 2025, the decrease was generally in line with the decrease in revenue.

Right-of-use (“ROU”) assets – finance lease

ROU assets decreased from US$147,967 as of March 31, 2025 to US$113,919 as of September 30, 2025. The decrease was mainly attributable to the amortization of the assets recognized during the six months ended September 30, 2025.

Accounts payable

Accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Account payable decreased from US$3,964,976 as of March 31, 2025 to US$2,654,302 as of September 30, 2025, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as of the respective reporting dates.

Bank and other borrowings

Outstanding bank and other borrowings balance increased from US$7,626,918 as of March 31, 2025 to US$7,332,066 as of September 30, 2025. Such increase was mainly due to the business funding needs in respect of the expansion of our business scale.

Finance lease liabilities

Finance lease liabilities decreased from US$114,495 as of March 31, 2025 to US$79,748 as of September 30, 2025. The decrease was mainly due to the repayment of finance lease liabilities during the six months ended September 30, 2025.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Cash provided by operating activities	670,596	551,893

Cash used in investing activities	-	-

Cash used in financing activities	(329,601)	(374,867)

Net change in cash and cash equivalents	340,995	177,026

Cash and cash equivalents as of beginning of the period	249,923	1,080,514

Cash and cash equivalents as of the end of the period	590,918	1,257,540

Cash Flows

Net cash provided by operating activities was US$670,596 for the six months ended September 30, 2025, compared to US$551,893 for the six months ended September 30, 2024. The increase was mainly due to the changes in accounts receivable and contract assets.

Net cash provided by financing activities was US$329,601 for the six months ended September 30, 2025, compared to US$374,867 for the six months ended September 30, 2024. The decrease was primarily due to the decrease in advances to related parties.